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Arterial Coffee

Coffee Shop

3100-02 Spring Garden Street
Philadelphia, PA 19104
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Arterial Coffee previously received $33,450 of investment through Mainvest.
Profile
Data Room
Updates 10
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
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THE PITCH
Arterial Coffee is seeking investment to complete build out of our existing space and purchase machinery.
Lease SecuredFirst Location
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BACK BY POPULAR DEMAND!

We appreciate all of your support for Arterial Coffee! Even though our first campaign ran out of time, we had so many followers reach out to us asking if they could invest in Arterial that we decided to open a second round!

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CONSTRUCTION UPDATE #1
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We had a great Week #1 of construction. It started off with picking up our plans and building permit from the city and delivering them to the construction site supervisor who was at the door waiting for a massive delivery! Wow-sers! There are so many moving parts on this project, so we are grateful to have such a strong team of professionals by our side.

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WALKTHROUGH OF ARTERIAL COFFEE'S WEST PHILADELPHIA HOME.
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Join co-owner Sharla, as she shares the location and vision for the home of ARTERIAL COFFEE.

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PHILADELPHIA SKYLINE_WEST PHILLY VIEW

Follow the murals on the footbridge from Arterial Coffee for this majestic view.

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BENJAMIN FRANKLIN PARKWAY

10min stroll from our doorstep.

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ROCKY STATUE

If you haven't--you will want to climb those steps to that song.

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THE SPACE

The space is 1,664 square feet with panoramic views of 31st Street and Spring Garden Street. It is absolutely flooded with natural lighting from our expansive floor to ceiling windows.

Located in the Mantua/Powelton section of West Philadelphia
Powelton Village is the 22nd most walkable neighborhood in Philadelphia with a neighborhood Walk Score of 90
Located on the Southwest Corner of 31st and Spring Garden Streets, steps away from Drexel University, 30th Street Station, the Schuylkill River Trail, Kelly Drive, Boathouse Row and the Philadelphia Museum of Art
Close Proximity to University of Pennsylvania, Wexford Science Center, and Penn Medical Center with direct access to I-76
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INTENDED USE OF FUNDS

Funds will be dedicated to our buildout, coffee equipment and startup capital. The current buildout costs a total of $170,000, with $50,000 needed to complete the project.

Coffee Equipment - $15,000
Build out - $50,000
Working Capital -$3,500
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INTENDED USE OF FUNDS

The space is designed to comfortably host 30 seated guests. It will also include 2 restrooms and lounge area.

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THE TEAM
Sharaine Brown
Co-Owner

Sharaine has served in a variety of underserved communities in the Greater Philadelphia region for over fifteen years as a teacher and principal of a K-12 school. It is with intentional efforts that the vision for Arterial Coffee is routed in the West Philadelphia section in Philadelphia. For Sharaine, she wanted to serve the community in which she resides to have a direct and positive impact on her community's development. Partnering with her sister Sharla who handles finance and marketing, Sharaine serves as the logistics and operations manager.

Sharla Brown
Co-Owner

Sharla holds a bachelor's degree in financial economics from Binghamton University. As a private equity accountant for 13 years, Sharla was responsible for day-to-day activity across multiple complex fund structures. In addition to managing a team in New York, Sharla also held management roles in Hangzhou, China, and the U.K. Channel Islands. Her work and personal travels have led her to countless counter seating at specialty coffee shops. Taking in the aesthetics and overall vibe, Sharla developed an affinity for the coffee shop experience and plans to bring her finance and aesthetic vision to Arterial Coffee.

Updates

MAY 28TH, 2021
From our Hearts to Yours:

MAY 26TH, 2021
Unique Blessings...

MAY 25TH, 2021
We are so EXCITED! 🎉🎉🎉🎉🎉🎉

Hi Everyone!

Thank you to our 54 investors for helping us to raise $31,600 so far. We truly appreciate you believing in our vision and aiding us with making our dream a reality.

There are still a few days remaining to invest and assist us reaching our maximum target. If you are considering increasing your initial investment or our campaign is on your watchlist, please consider making a contribution to ARTERIAL COFFEE today!

Also, please spread the word and share our campaign with friends, family and social media circles.

XOXO,

Sharaine & Sharla B.

MAY 14TH, 2021
Construction Update - week 1

We just completed week one of construction and we've made some great progress! Check out the recap video here!

MAY 5TH, 2021
Can you feel it? Can you feel it? CAN YOU FEEL IT?!

We started to make a post to say we have reached 50% of or invested goal. But, we have even better news to share.

We have reached 64% of our target!!!

Thank you so much to everyone helping us to bring our vision to life! As a reminder, we have $800 remaining at 1.6x.

MAY 4TH, 2021
It's all in the details! ☕

Serving a good cup of coffee starts at the source - the equipment and of course, COFFEE! We are so excited to announce that we have partnered with La Colombe Coffee Roasters to provide our customers with quality, consistent and ethically sourced coffee. During the planning and design phase, we worked closely with La Colombe to select our machines and with the expertise of our team of architects, they ensured the layout worked with the equipment cut-sheets down to the most minute details.

La Colombe has created a custom coffee program for our coffee shop and will provide ongoing training to our team of baristas. In addition, we will also have 24/7 technical and equipment support should we need servicing of our coffee machines. We are so excited to be partnering with such an amazing company! 💖💖

MAY 3RD, 2021
Snapshot of May Buildout Schedule

It's CONSTRUCTION TIME! 🤗

Beginning next Monday, May 10th, the buildout of ARTERIAL COFFEE is set to begin. This brings us a step closer to our long awaited dream and your investments will solidify our opening day. We have only a few weeks remaining to reach our base goal of $30k and we are grateful to our initial investors for getting us super close to the halfway point, but we still need your assistance.

So, if you are thinking about investing, have been watching us specifically because you're interested or are thinking of doubling your investments —invest in us!

We are ready to pull the summer crowds who are just itching to get out and socialize.

Help us make our $30k goal by investing today.

APRIL 29TH, 2021
29 Day Countdown!

Hello everyone!

Thank you, thank you, thank you to all of our 27 investors for helping us reach 46% of our investment target! We also see that you have been adding on to your original investment in us. You guys rock!! 🔥🔥

We are counting down to the remaining 29 days of our campaign and we would love to have your support! Remember, Early Investor Bonus (1.6x) is still available for the next $6,300 invested. Thank you for sharing our campaign and for helping us reach our goal.

Virtual hugs!

Sharaine & Sharla

APRIL 19TH, 2021
Location Walkthrough

APRIL 9TH, 2021
Spring is in the air and a heartfelt thanks!

This week, we reached an important milestone on Mainvest. Thank you to the 16 investors who helped us to surpass 20% of our investment goal! We are excited and beyond humbled by the outpouring of love and support for our coffee shop and we welcome you aboard.

Sharaine & Sharla

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build out $7,000
Equipment $1,200
Operating Capital $1,200
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $858,708 $944,578 $1,010,698 $1,061,232 $1,093,068
Cost of Goods Sold $204,765 $225,241 $241,007 $253,057 $260,648
Gross Profit $653,943 $719,337 $769,691 $808,175 $832,420

EXPENSES

Rent $32,172 $32,976 $33,800 $34,645 $35,511
Utilities $31,200 $31,980 $32,779 $33,598 $34,437
Salaries $133,474 $146,821 $157,098 $164,952 $169,900
Insurance $1,320 $1,353 $1,386 $1,420 $1,455
Repairs & Maintenance $4,200 $4,305 $4,412 $4,522 $4,635
Legal & Professional Fees $1,200 $1,230 $1,260 $1,291 $1,323
Marketing $12,000 $12,300 $12,607 $12,922 $13,245
Charitable Contribution $5,000 $5,125 $5,253 $5,384 $5,518
Website Hosting $125 $128 $131 $134 $137
Bank Charges $14,400 $14,760 $15,129 $15,507 $15,894
Operating Profit $418,852 $468,359 $505,836 $533,800 $550,365
This information is provided by Arterial Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum

Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $10,000
Maximum Raise $50,000
Amount Invested $0
Investors 0
Investment Round Ends July 10, 2021
Summary of Terms
Legal Business Name Arterial Coffee
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 2.3%-11.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2024
Financial Condition

With a personal investment from the owners of $122K, Arterial Coffee was set to open its doors May 2020. However, due to the Covid shutdown that began in March 2020 (a month after signing our lease), the entire project was delayed by 4 months. Once back online with architects in August, the cost for materials and labor has increased, substantially creating a shortfall for our buildout and opening day capital. The proceeds from the offering will allow us to complete our buildout, purchase equipment and secure working capital for our opening day in May 2021.

No operating history

Arterial Coffee was established in October, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Limited Operating History

ARTERIAL COFFEE is a newly established entity and has no history for prospective investors to consider. The risk associated with investing in ARTERIAL COFFEE, is that of most businesses. We are a startup company, which mean there is a possibility that it can fail. However, despite the global shutdown of businesses, we remained steadfast to our dream a vision instead of buckling and cutting our loses.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of ARTERIAL COFFEE to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Changes in Economic Conditions Could Hurt Arterial Coffee

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect ARTERIAL COFFEE's financial performance or ability to continue to operate. In the event ARTERIAL COFFEE ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limited Services

Arterial Coffee operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Arterial Coffee competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Arterial Coffee's core business or the inability to compete successfully against the with other competitors could negatively affect Arterial Coffee's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Arterial Coffee's management or vote on and/or influence any managerial decisions regarding Arterial Coffee. Furthermore, if the founders or other key personnel of Arterial Coffee were to leave Arterial Coffee or become unable to work, Arterial Coffee (and your investment) could suffer substantially.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Arterial Coffee and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Arterial Coffee is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Arterial Coffee might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Arterial Coffee is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Arterial Coffee nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Arterial Coffee will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Arterial Coffee is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Arterial Coffee will carry some insurance, Arterial Coffee may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Arterial Coffee could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Arterial Coffee's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Arterial Coffee's management will coincide: you both want Arterial Coffee to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Arterial Coffee to act conservative to make sure they are best equipped to repay the Note obligations, while Arterial Coffee might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Arterial Coffee needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Arterial Coffee or management), which is responsible for monitoring Arterial Coffee's compliance with the law. Arterial Coffee will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Arterial Coffee is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Arterial Coffee fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Arterial Coffee, and the revenue of Arterial Coffee can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Arterial Coffee to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Arterial Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Charmene C. Philadelphia, PA 9 days ago

I invested because I live in this community and love the builders vision for an inclusive experience! Good luck ladies can't wait to stop by😁

ARTERIAL C. Philadelphia, PA 8 days ago Arterial Coffee Entrepreneur

Hi Charmene! Thank you so much for investing in us and your community! We appreciate the well wishes and cannot wait to have you when our doors are open this summer!

Bobbi & Patrick K. Ambler, PA a month ago

Best of luck! We can't wait to see all your success! Your plans sound amazing! We will be by every time we visit my sister down the street!

ARTERIAL C. Philadelphia, PA a month ago Arterial Coffee Entrepreneur

Thank you so-so-much for the kind note and for investing in us Bobbi and Patrick!! We love a good reason to visit with family and are thrilled that you will be sharing that time with us when you visit your sister! Cheers to you both and we are counting down the days to meeting you in-person!

Mary Pat T. Philadelphia, PA a month ago

I invested because I've spent many mornings waiting for the bus on this corner and wondering why a coffee shop isn't there. After reading their plan and watching their video, I decided to put my money where my mouth is...quite literally. Can't wait to see their success and have them as my neighbors.

ARTERIAL C. Philadelphia, PA a month ago Arterial Coffee Entrepreneur

Mary, we are on the same wavelength!! We see our coffee shop as a never-ending investment in the neighborhood. Thank YOU for seeing our vision and for putting your money where your community lives!! 💝💝 We are so grateful to have your support and look forward to sharing a cup of coffee with you soon.

Erin M. Philadelphia, PA a month ago

I invested because I live close by and I can't wait for a great cafe owned by community members! I saw your sign today on my walk and I was so excited!

ARTERIAL C. Philadelphia, PA a month ago Arterial Coffee Entrepreneur

Hi Erin! It was important to us to open our coffee shop in West Philly and to serve our community nourishing food and great coffee. Thank you so much for investing in us! We are so excited to meet you in-person on opening day!

Joshua W. a month ago

Is there a written plan for the specific equipment that will be purchased? Where are you going to source your coffee? Do you have someone advising you on the coffee end of the business? Aesthetics are wonderful, but there are plenty of pleasant coffee shops that go under because the coffee isn't good enough.

ARTERIAL C. Philadelphia, PA a month ago Arterial Coffee Entrepreneur

Hi Joshua—thanks for your questions! Serving great coffee is at the CORE of our business plan and without it, there is no Arterial Coffee. During

our planning process, we searched for and vetted a number of local coffee roasters in Philadelphia and we ultimately chose to source our coffee from La Colombe Coffee Roasters. We consider them to be one of (if not the) best in the industry as far as quality, precision and unmatched service. Knowing the size and general layout of our space, La Colombe served as an advisor while selecting the equipment for our coffee shop. They worked with us and our team of architects to come up with the layout of all of our machines, ensuring every outlet, water supply line, vent, etc., has its proper placement and/or measurement. In addition, La Colombe will also service and calibrate our machines and provide ongoing training to our team of baristas. We are so excited to be partnering with such an amazing company! We will follow-up with a post of the equipment layout in our updates and we are happy to provide a full set of the architectural plans if you are interested in seeing them!

Jason M. Brooklyn, NY a month ago

I invested because the Founders are brilliant, creative and bound for success!!

ARTERIAL C. Philadelphia, PA a month ago Arterial Coffee Entrepreneur

Thanks so much for believing in us, Jason. We are so happy to have you as an investor!!

Bernard W. Spring Valley, NY a month ago

When will your location be completed and when will do you plan to a grand opening? Also what will make Arterial Coffee stand among the Coffee crowd in Philly?

ARTERIAL C. Philadelphia, PA a month ago Arterial Coffee Entrepreneur

Hi Bernard! Thanks so much for your questions. We expect our buildout to begin the first week of May and we are expecting a 4-6-week completion. This timeframe does not include the time needed for City inspections and obtaining our certificate of occupancy. All things considered; we are excepting to open our doors in July. We are excited to join the growing community of independently owned and operated specialty coffee shops. We are residents of West Philadelphia and we have adopted a model that diverges from the conglomerate styled coffee shops (grab and go) to an environment that fosters a culture of community. That means, beyond being residents, we will hire from within the community and participate and/or lead enrichment activities that positively impact our West Philly, Drexel and UPenn neighbors.

Sharisse S. Bronx, NY 2 months ago

I invested because I believe in their success

ARTERIAL C. Philadelphia, PA a month ago Arterial Coffee Entrepreneur

Sharisse, thank you for you support and vote of confidence!!! We truly appreciate it!

ARTERIAL C. Philadelphia, PA 2 months ago Arterial Coffee Entrepreneur

Hi! Check out the virtual walkthrough and vision of the home of Arterial Coffee in West Philadelphia, PA. https://vimeo.com/538174750 Thanks!

Jennifer B. Erwinna, PA 2 months ago

I invested because I am excited to support a woman owned business in my hometown. Rooting for you!

ARTERIAL C. Philadelphia, PA 2 months ago Arterial Coffee Entrepreneur

Hi Jennifer, thanks for supporting us! We hope to see you once our doors are open!

Jennifer B. Erwinna, PA 2 months ago

I'll be there!

Zchagiel M. Philadelphia, PA 2 months ago

I invested because I believe in the Brown Sisters!

ARTERIAL C. Philadelphia, PA 2 months ago Arterial Coffee Entrepreneur

Thanks for the support!

Ulysse T. Norristown, PA 2 months ago

What a beautiful concept, the city of brotherly LOVE can use a new coffee shop.

ARTERIAL C. Philadelphia, PA 2 months ago Arterial Coffee Entrepreneur

Thanks Ulysse! Be on the look out for additional updates on design plans and menu.

ARTERIAL C. Philadelphia, PA 2 months ago Arterial Coffee Entrepreneur

Hi Lon, Thank you for investing in us and for the awesome advice! We will definitely touch base with our GC regarding utility incentives. Greatly APPRECIATED!!!

LON I. Cheshire, CT 2 months ago

ok i am in-- you should talk to your contractors and ask for what products qualify for utilty incentives-- all the lighting should, and some on refrigeration

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